

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 6, 2008

<u>Via U.S. Mail</u>
Mr. Charles G. Huber, Jr.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101

     Re: **Ralcorp Holdings, Inc.**
              Amendment No. 1 to
              Preliminary Proxy Statement on Schedule 14A
              Filed May 23, 2008
              File No. 1-12619

              Annual Report on Form 10-K for the
              Fiscal Year ended September 30, 2007
              Filed November 29, 2007
              Filed No. 1-12619

              Quarterly Report on Form 10-Q for the
              Fiscal Quarter ended December 31, 2007
              Filed May 8, 2008
              File No. 1-12619

              Amendment No. 1 to Registration Statement on
              Form S-4
              File No. 333-150222
              Filed May 23, 2008

Dear Mr. Huber:

We have limited the review of your filings to those issues identified in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We remind you of prior comment 1. Please make corresponding changes to the documents filed by Ralcorp Holdings, Inc. and Cable Holdco, Inc. to the extent appropriate.

Schedule 14A

2.   We note your response to prior comment 2 and reissue the comment. It would appear that the obligations and services to be provided under the collateral agreements described on pages 124-128 are material to the proper functioning of the post-merger *Post* cereals business being acquired. For example, in the risk factor on page 25, you make reference to post-merger purchasing services Kraft is obligated to provide and the commercially reasonable efforts Kraft is obligated to use to provide the benefits of any contracts that cannot be assigned to Ralcorp post-merger. Please file the form of or executed version of the transition services agreement and related collateral agreements.

3.   There appears to be duplicative disclosure in the first and second questions and answers on page 6. Please revise your disclosure accordingly.

Information on Ralcorp, page 41

4.   We refer you to the risk factor disclosure on page 25 and your response to prior comment 9. Given the relevance of these assignments in the aggregate to the post-merger business, as done in your response, please supplement the disclosure under this heading to make reference to the fact that consents for contracts have

been obtained or will be obtained and the services that Kraft will provide to Ralcorp in the event that some consents are not obtained.

5.   We refer you to your response to prior comment 11. Please provide us with an analysis of the Missouri state law provisions that permit you to not resolicit in the event of waiver of a material condition after shareholder approval was obtained. We may have further comment.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

6.   We note your response to our prior comment number 16 and we are not in a position to agree with your response that additional disclosure should be included in your Form 10-Q after the company has completed the financing transactions related to the Merger. FRC 501.13 provides guidance that your discussion of liquidity and capital resources should include financing that is reasonably likely and should not be limited only to consummated transactions. FRC 501.13.b.2 states that "discussion and analysis of the types of financing that are, or that are reasonably likely to be, available (or of the types of financing that a company would want to use but that are, or are reasonably likely to be, unavailable) and the impact on the company's cash position and liquidity, should be considered and may be required. For example, where a company has decided to raise or seeks to raise material external equity or debt financing, or if it is reasonably likely to do so in the future, discussion and analysis of the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company's cash position and liquidity (as well as results of operations in the case of matters such as interest payments) should be considered and may be required." Please expand your discussion of liquidity and capital resources in your next Form 10-Q accordingly. Please also provide a sample of your intended disclosure in your response to this comment.

Item 8 – Financial Statements and Supplementary Data, page 32

Consolidated Statement of Earnings, page 34

7.   We note your response to our prior comment number 17 in which you note that maturity disclosures in footnote seven indicate that this amount is an unrealized loss. We are not in a position to agree with your conclusion that the nature of this loss is readily apparent by virtue of your disclosure of maturity dates. Given the

relevance of this disclosure in enabling an investor's understanding of how unrealized earnings in this period may affect the variability of earnings in future periods, please either modify your caption for Loss on Forward Sale Contracts within your Consolidated Statement of Earnings or expand your disclosure to clarify the nature and character of the loss.

Note 1 – Summary of Significant Accounting Policies, page 38

8.   We note from your response to our prior comment number 18 that you have determined that your investment in Ralcorp Receivables Corporation is not within the scope of FAS 115. Please clarify whether the basis for your conclusion is founded in the application of paragraph 3.a of FAS 115, and not paragraph 4 as stated in your response. If so, please confirm to us, if true, that your investment in Ralcorp Receivables Corporation is an investment in an equity security that does not have a readily determinable fair value, as defined by paragraph 3.a of that statement.

We also note your reference to footnote 11 of your financial statements which contains information on how you derived the amount reported on your balance sheet. Please tell us the accounting basis for this treatment (i.e. equity method under APBO 18, or cost method as defined in paragraph 6.a of APBO 18, or other method of accounting). Please reference the appropriate accounting literature to the extent it will aid in your response.

Please tell us whether you have evaluated your asset "investment in Ralcorp Receivables Corporation" for impairment under the framework of FSP FAS 115-1, and if so, please tell us the results of Steps 1, 2 and 3 therein and how you arrived at each conclusion. In your response, please tell us how fair value was determined and what guidance you applied in consideration of whether an impairment was temporary or other then temporary (if any). Please also tell us whether any of the disclosure requirements of paragraphs 17 and 18 were required to be disclosed, and if so, please tell us where those disclosures have been made. Please expand your footnote to disclose your accounting policy for evaluating this investment for impairment.

If you have not evaluated your asset "investment in Ralcorp Receivables Corporation" for impairment under the framework of FSP FAS 115-1, please tell us how you have otherwise determined that the asset is appropriately valued and realizable at the carrying amount.

Form S-4/A Filed on May 23, 2008

Accounting Treatment and Considerations, page 11

9.   We note your response to our prior comment number 14 and are continuing to
        evaluate your response.

Unaudited Pro Forma Condensed Combined Financial Data of Ralcorp and the Post
Cereals Business, page 75

Footnote (f), page 82

10.   We note in your response to our prior comment number 32 that you identify three
        principal methodologies used in preliminarily estimating values for intangible
        assets:

        •   present values of estimated future cash flows,

        •   recent acquisition experience, and,

        •   reviews of similar public transactions.

        Please expand your disclosure to provide additional information about how these
        values were derived so as to enable investor understanding and analysis of the future
        prospects of the business, as impacted by the changes resulting from this transaction.
        Consider disclosing the critical inputs and significant assumptions underlying your
        principal methodologies such as:

        •   whether historical cash flows were used as a basis for estimating future cash
            flows and why they are appropriate with or without adjustment

        •   discount rates used

        •   assumptions about anticipated or possible future events that resulted in
            changes in estimated future cash flows, or,

        •   any other significant inputs and assumptions within your model.

        Refer to the pro forma objectives and pro forma adjustment guidance in paragraphs
        (a) and (b)(6), respectively, of Rule 11-2 of Regulation S-X.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Giugliano at (202) 551-3319 or, in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 with any questions on the accounting comments. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

                      Sincerely,

                      Anne Nguyen Parker
                      Branch Chief

cc: William F. Seabaugh, Esq.
        Michael McCoy, Esq.
        A. Parker
        J. Davis
        J. Giugliano
        M. Duru